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                                                                  EXHIBIT (e)(3)

                                  [LETTERHEAD]

                                  CONFIDENTIAL

February 16, 2000

VIA FAX:
Mr. Ray Kalinowski
Wave Technologies International
10845 Olive Blvd. - Suite 250
St. Louis, MO 63141
Dear Mr. Kalinowski:

     We are delighted to have the opportunity to acquire Wave Technologies International.

     In order to move forward toward reaching a definitive agreement, which we believe could be reached during the next couple of weeks, we require an exclusive negotiating period through March 1, 2000, during which time Marathon would not initiate or proceed with discussions with any third party or consider any other acquisition proposal. During that time, we would be prepared to negotiate all aspects of the proposal set forth in this letter.

     As discussed we would encourage senior management of Marathon to remain with the company, and believe that we could offer very competitive compensation, benefits and rewards, and an attractive work environment for key employees. Specifically, the employment terms we are prepared to offer key employees are set forth in a separate letter being sent simultaneously herewith.

     We are prepared to conduct due diligence during the early part of next week and will send a due diligence checklist under separate cover so that you can set up a data room.

     Further, this letter is provided to you on a strictly confidential basis. Neither Thomson's interest in Marathon nor the contents of this letter may be disclosed to any other person other than your and our professional advisors without our prior written consent. In particular, we will withdraw our proposal immediately in the event that such confidentiality is breached.

     We believe that Marathon would complement our existing business interests and that our offer is in the best interests of your shareholders. We are firmly committed to moving forward quickly to reach a mutually acceptable agreement and we look forward to completing our due diligence.

     If you have any questions contact me at .
Very truly yours,
Eric L. Shuman
cc: Eric Nicholson, Piper Jaffray -- VIA FAX:
    John Gillis, Armstrong Teasdale LLP -- VIA FAX:
    Robert Christie
    Timothy McEwen
                                          Accepted and approved by:
                                                  /s/ RAY KALINOWSKI
                                          --------------------------------------
                                                      Ray Kalinowski
                                             Wave Technologies International